FUEL CORPORATION OF AMERICA
                                 1608 W 2225 S
                           Woods Cross, Utah  84087

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                          OF 1934 AND SEC RULE 14f-1

                  NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

                                April 8, 2005

     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Fuel Corporation of America, a Nevada corporation (the "Company"), in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited.

     References throughout this information statement to "we", "us" and "our" are to Fuel Corporation of America.

                                 INTRODUCTION

     We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with Securities and Exchange Commission (the "SEC") pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, the transactions contemplated by the Stock Purchase Agreement discussed below under "Change of Control" will have been completed.

     * Pursuant to a Stock Purchase Agreement (the "Agreement") dated February 7, 2005 (the "Agreement"), by and among the Company and Tryant, LLC, a Delaware limited liability company ("Tryant"), Tryant purchased 28,000,000 shares of common stock of the Company for $425,000.

     * In connection with the Agreement, Frank J. Hall, who served as our sole officer and director, appointed Jeffrey D. Jenson, Victoria Jenson and Wendy Moler-Lewis as directors of the Company, and then resigned. The Company paid Mr. Hall $425,000 and issued him 2,100,000 shares of common stock for his indemnification of the Company as required by the Agreement against all past liabilities.

     Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Agreement, there was a change in control of the Company on the date that the Agreement was completed.

     As of April 8, 2005, we had 3,993,593 shares of our common stock issued and outstanding which was comprised of the only class of voting securities that would have been entitled to vote for directors at a shareholders meeting if one were to have been held. Each share of common stock would have been entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreement.

                              CHANGE OF CONTROL

     We entered into a Stock Purchase Agreement with Tryant, LLC pursuant to which we issued to Tryant 28,000,000 shares of our common stock for $425,000.

     The Stock Purchase Agreement also provided that immediately prior to the Effective Time, Frank J. Hall would appoint Jeffrey D. Jenson, Victoria Jenson and Wendy Moler-Lewis as directors of the Company. Frank J. Hall would then resign immediately after making such appointment. Accordingly, following the Agreement, Jeffrey D. Jenson, Victoria Jenson and Wendy Moler-Lewis would constitute the entire board of directors.

                        SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of common stock of the Company beneficially owned as of April 8, 2005, by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the Stock Purchase Agreement, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of that Agreement, (iii) each current director and each person that will become a director following completion of that Agreement, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the completion of that Agreement as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

                                    Before Closing of     After Closing of
                                    Agreement (1)         Agreement (2)
                                    --------------------  -------------------
-

                                    Amount and            Amount and
                                    Nature of             Nature of
Name and Address of                 Beneficial  Percent   Beneficial  Percent
Beneficial Owner                    Ownership   of Class  Ownership   of
Class
----------------                    ---------   --------  ---------   -------
-
Frank J. Hall                        2,805,889   70.26    4,781,889    14.1
7656 Rolling View Drive, #201
Las Vegas, NV 89149

Valia Hall                             239,000    5.98      239,000     *
1014 W Huntington Dr.
Arcadia, CA 91007

TRYANT, LLC  (3)                      -          -        28,000,000   82.12
1608 W 2225 S
Woods Cross, UT 84087

Jeffrey D. Jenson (3)(4)              -          -        28,000,000   82.12
1608 W 2225 S
Woods Cross, UT 84087

Victoria Jenson (4)                   -          -           -          -
1608 W 2225 S
Woods Cross, UT 84087

Wendy Moler-Lewis                     -          -           -          -
1608 W 2225 S
Woods Cross, UT 84087

All executive officers and
directors as a group                2,805,889     70.26    28,000,000  82.12
(1 persons prior to and 3 people following the consummation of the Agreement)

* represents less than 1 percent.

(1) Based on 3,993,593 shares outstanding on April 8, 2005.

(2) Assumes that 31,100,000 shares of stock will be issued pursuant to the Stock Purchase agreement.

(3) Jeffrey D. Jenson is Managing Director of Tryant, LLC and one of its principal owners.

(4) Jeffrey D. Jenson and Victoria Jenson are husband and wife.

Certain Relationships and Related Transactions

     Except as indicated herein, there were no material transactions, or series of similar transactions, during our Company's last two calendar years, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or any security holder who is known to our Company to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers, directors and persons who beneficially own more than 10% of the common stock of an issuer with securities registered under Section 12 of the Securities Exchange Act to file reports of ownership and changes in ownership with the SEC. During the most recent fiscal year and prior fiscal year, none of our officers, directors or other persons beneficially owning more than 10% of our common stock made untimely filings of reports required by Section 16(a).

               EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Effective upon the completion of the Agreement following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors will be reconstituted at three (3) directors, Jeffrey D. Jenson, Victoria Jenson and Wendy Moler-Lewis, and Frank J. Hall's resignation will become effective. The following discussion sets forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transaction under the Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will
vote for any substitute nominee or nominees.   The current nominees that have
been named as directors know of no reason why each will not agree to serve as directors.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Officers, Directors and Key Employees Prior to the Closing of the Stock Purchase Agreement

Name                Age     Positions                   Term of Office
----                ---     ---------                   --------------
Frank J. Hall       69      Sole Officer and Director         1 year

Frank  Hall  was  a graduate of the University  of  Southern California
1957.   Hall  majored in finance  in  the  school  of Business
Administration.   He  has  held  Life  and   insurance disability license and
represents many insurance companies.   Mr. Hall worked as President and CEO
of ProCell Communications, Inc., a Las Vegas based Company. In 1992, Mr. Hall also was Marketing Vice President for Equity First Mortgage, a Nevada based Company. Prior to that, Mr. Hall devoted most of his time between Fuel Corporation of America and insurance sales. Hall is on the Board of Directors of Entretech, LLP and Uniworld, Inc. both Nevada based Companies, dedicated to Building a Consumer Comparison Center in Las Vegas with Municipal and Government Assistance.

Officers, Directors and Key Employees Following the Closing of the Stock Purchase Agreement

Name                    Age  Positions
----                    ---  ---------
Jeffrey D. Jenson       34   President and Chairman of the Board
Victoria Jenson         37   Vice President and Director
Wendy Moler-Lewis       33   Secretary and Treasurer and Director


Jeffrey D. Jenson, age 34, has been managing director for Tryant, LLC, an A financial consulting firm headquartered in Woods Cross, Utah, since February 2004. He has been a financial consultant to development-stage companies and public corporations for over twelve years. Prior to founding Tryant, Mr. Jenson was President of Jenson Services, a Utah financial consulting firm, a position he held for eleven years. Mr. Jenson is a graduate of Westminster College.

Victoria Jenson, age 37, is currently employed in marketing at Capstone Entertainment in Salt Lake City, Utah. She is also the founder of Victoria's Designs, a custom jewelry design company. Mrs. Jenson was also founding partner of the Utah Bikini Team until its dissolution in early 2001. Victoria graduated from Carbon County High School in 1985. She attended Salt Lake Community College focusing on business studies.

Wendy Moler-Lewis, 33, graduated from the University of Utah in 1994 with BS degrees in Economics and Sociology and in 1999 graduated from Creighton Law School with a Juris Doctorate. Upon graduation Ms. Moler-Lewis went to work for the law firm of Vancott Bagley Cornwall and McCarthy in Salt Lake City, Utah specializing in employment law. In 2002, Ms. Moler-Lewis joined formed Wendy Moler-Lewis, sole proprietor as a consultant to her husband Jason R. Lewis, DDS in his dental office acting in the areas of management and marketing. Ms. Moler-Lewis is the founder of J & W Investment Property, LLC, specializing in the acquisition, development and sale of income and residential property along the Wasatch Front. In December of 2004 Ms. Moler-Lewis founded Luminesce, Inc., a vanity company specializing in tooth whitening and cosmetics.

Compensation of Company Directors and Executive Officers

                                                 Long Term Compensation
                    Annual Compensation          Awards     Payouts

(a)        (b)      (c)     (d)     (e)     (f)        (g)        (h)    (i)
Name and   Year or  Salary  Bonus   Other   Restricted Securities LTIP   All
Principal  Period   ($)     ($)     Annual  Stock      Under-     Pay- Other
Position   Ended                    Compen-            lying      Outs
Compen-
--------   -----                    ------             -----      ---- ------
Frank J.   1/31/05   0       0      0       0          0          0    0
Hall       1/31/04   0       0      0       0          0          0    0
President,
Director


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the fiscal years ending January 31, 2005 or 2004.

Compensation of Company Directors.

     There are no standard arrangements pursuant to which our Company's directors are compensated for any services provided as director. No additional amounts are payable to our Company's directors for committee participation or special assignments.

Stock Option and Similar Plans.

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the fiscal years ended January 31, 2005 or 2004. Further, no member of our Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from our Company, with respect to any director or executive officer of our Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us or any subsidiary, any change in control of our Company, or a change in the person's responsibilities following a change in control of our Company.

Compensation of Fuel Corporation of America Directors and Officers

     None of our officers and directors have been paid any compensation to date.

Material Proceedings

     During the past five years, no director, person nominated to become a director, executive officer, promoter or control person of the Company:

     (1)was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2)was convicted in a criminal proceeding or named subject to pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4)was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

                AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     The Company currently has no established audit, nominating or compensation committees.


                                   By Order of the Board of Directors

                                   /s/ Jeffrey D. Jenson

Dated: April 8, 2005              Jeffrey D. Jenson, President